

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
James J. Bottiglieri
Chief Financial Officer of Compass Group Diversified Holdings
Regular Trustee of Compass Diversified Holdings
Compass Group Diversified Holdings LLC
Compass Diversified Holdings
Sixty One Wilton Road, Second Floor
Westport, CT 06880

> **Re:** **Compass Group Diversified Holdings LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-34926**
>
> **Compass Diversified Holdings**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-34927**

Dear Mr. Bottiglieri:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director